United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   0-22008

                  Mississippi Valley Bancshares, Inc.

(Exact name of registrant as specified in its charter)

                         13205 Manchester Road, St. Louis, Missouri 63131; (314) 543-3512

(Address, including zip code, and telephone number including area code, or registrant’s principal executive offices)

                   $1.00 Par Value Common Stock

(Title of each class of securities covered by this Form)

                                                                           N/A

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    None

Pursuant to the requirements of the Securities Exchange Act of 1934, Mississippi Valley Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   October 1, 2002

By:

 /s/ Randall J. Erickson

Randall J. Erickson, Senior Vice President, General Counsel and Secretary of Marshall & Ilsley Corporation (successor to Mississippi Valley Bancshares, Inc. by merger effective October 1, 2002)